Blue Mountain Energy Investors, Inc.

OFFERING STATEMENT

Regulation Crowdfunding Offering



Form C Offering Statement for Blue Mountain Energy Investors, Inc.

Pursuant to Regulation Crowdfunding

Form C – Offering Statement

Issuer: Blue Mountain Energy Investors, Inc.
Filing Date: January 22, 2025

General Company Information

Legal Name of Issuer: Blue Mountain Energy Investors, Inc.
Entity Type: Benefit Corporation
State of Incorporation: California
Date of Incorporation: January 22, 2025
Principal Office Address: 4033 N Railroad Flat Rd., Wilseyville, CA 95257
Mailing Address: P.O. Box 30032, Walnut Creek, CA 94598
Website: https://www.phoenixenergy.net/project-sites
Platform Facilitating Offering: FundingHope
Offering Type: Regulation Crowdfunding (Reg CF)
Type of Security Offered: Non-Voting Common Stock. The securities being offered have no voting rights.
Price per Share: $1.20. The board of directors and financial advisors reviewed the valuation prior to setting the price.
Minimum Offering Amount: $50,000
Maximum Offering Amount: $1,200,000
Over Subscription Policy: If the offering is oversubscribed, Blue Mountain Energy Investors, Inc. may accept investments beyond the initial target offering amount, up to the maximum offering amount. Oversubscriptions will be allocated on a first-come, first-served basis, subject to the discretion of the issuer.
Deadline to Reach Target Offering Amount: October 31, 2025
Financial Review Provided By: Katie Gao, CPA, license: #065.055745

Important Disclosures & Legends

Crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Blue Mountain Energy Investors will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
In accordance with Rule 202(b) of Regulation Crowdfunding, the issuer may terminate its obligation to continue filing annual reports if:
(1) the issuer has filed at least one annual report pursuant to § 227.202 and
(2) has fewer than 300 holders of record and no ongoing crowdfunding offerings.

Securities will be offered in all U.S. jurisdictions where Regulation Crowdfunding applies.

Prior to this Regulation Crowdfunding offering, Blue Mountain Energy Investors has complied with all SEC reporting requirements.

Intermediary Hosting the Offering

Name of Intermediary: FundingHope, LLC
• CIK Number: 0001940213
• SEC File Number: 007-00380
• CRD Number: 324064
• Compensation: Fees 4% of capital raised during the offering, plus pass-through fees associated with background checks, escrow due diligence fees, and transactional fees charged by third party vendors of the platform. FundingHope, LLC does not have any direct or indirect financial interest in Blue Mountain Energy Investors, Inc., nor does it have any arrangement to acquire such an interest. Its sole compensation is the success-based commission outlined above.

Business Description

Blue Mountain Energy Investors, Inc. ("BMEI" or "the Company") is a California benefit corporation formed to invest in Blue Mountain Electric Company ("BMEC"), a renewable energy infrastructure project located in Wilseyville, California. BMEC is a biomass gasification facility that converts forest biomass into carbon-negative electricity and biochar. BMEI allows public investors to participate in the project through ownership of non-voting common stock. The funds will be used to acquire equity in BMEC and help satisfy loan reserve requirements for a USDA-backed loan.

Business Plan

Blue Mountain Energy Investors, Inc. ("BMEI") is a special purpose vehicle formed to acquire equity ownership in Blue Mountain Electric Company, LLC ("BMEC"), a renewable energy infrastructure project located in Wilseyville, California. BMEI does not operate an active business itself; rather, it serves as an investment conduit for public and institutional investors seeking exposure to distributed clean energy and carbon-negative technologies. The proceeds from this offering will be used to acquire non-controlling equity in BMEC, which qualifies for a USDA-REAP guaranteed loan and other climate-aligned incentives.

BMEC generates revenue through three primary channels: (1) electricity sales under a long-term Power Purchase Agreement (PPA) with a California utility through the state's BioMAT program; (2) sales of biochar, a high-value co-product with emerging applications in agriculture, green construction, water remediation, and carbon markets; and (3) the creation and sale of voluntary carbon removal credits. As BMEC receives revenue and distributes excess cash flow, BMEI anticipates returning capital to investors proportionally, subject to board approval and applicable law.

Use of Proceeds

BMEI will not engage in operations but will serve as an investment vehicle holding equity in BMEC. Proceeds will be used solely to acquire an equity interest in BMEC. This investment will fulfill part of a $1.621 million reserve requirement related to the USDA-REAP guaranteed construction loan.

a). BMEI Use of Proceeds

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$50,000	$1,200,000
Less: Offering Expenses	$4,000	$60,000
Net Proceeds	$46,000	$1,140,000
Use of Net Proceeds		
(A) Investment in BMEC Equity (to fund reserve/contingency)	$46,000	$1,140,000

(B) Administrative and Legal Expenses (BMEI compliance)	—	—
(C) Contingency / Working Capital	—	—
Total Use of Net Proceeds	**$46,000**	**$1,140,000**

b). BMEC Use of Proceeds

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Funds from BMEI	$46,000	$1,140,000
Use of Funds		
(A) Interest and Debt Service Reserve (~71.05%)	$32,683	$810,000
(B) Project Contingency (~18.95%)	$8,717	$216,000
(C) Legal and Regulatory Compliance (~10.00%)	$4,600	$114,000
Total Use of Funds	**$46,000**	**$1,140,000**

Financial Condition

BMEI is newly formed and has incurred $105.00 in filing fees with no revenue or assets. All proceeds, net of FundingHope commissions and offering administrative costs, will be used to invest in BMEC. Ongoing expenses will include legal, accounting, and administrative costs related to managing this investment.

Officers and Directors

Gregory John Stangl – President
CEO of Phoenix Energy. Over 15 years of experience developing distributed biomass energy projects in California. Former career in Private Equity. Graduate of Columbia University and Virginia Polytechnic Institute

Thomas Perry – Secretary & CFO
President of Hapa Acquisitions Corporation and strategic advisor to Phoenix Energy. Former COO of Shimmins Consulting Corporation and owner of Emerald Oaks, LLC. Graduate of West Point and Kellogg Graduate School of Management.

Principal Security Holders: Blue Mountain Energy Investors and Blue Mountain Electric Company

BMEI Ownership

Blue Mountain Energy Investors, Inc. ("BMEI") is recently formed and capitalized. As a special purpose vehicle for accepting crowdfunding investment, BMEI currently has one shareholder:

Name	Class	# of Shares	% Voting Power
Thomas Perry	Voting Common	1,000	100%

BMEC Ownership

BMEI is investing in Blue Mountain Electric Company, LLC ("BMEC"), a California limited liability company formed to own and operate the renewable energy facility located in Wilseyville, California. BMEC's ownership is as follows:

Name	% Ownership	Notes
Phoenix Biomass Energy, Inc.	50%	Entity Member. Gregory Stangl owns 33% of Phoenix Energy.
System Impact, LLC	50%	Entity Member. Gregory Stangl owns 100% of System Impact.

As of the date of this offering, BMEC is owned 50% by System Impact, LLC and 50% by Phoenix Biomass Energy, Inc. Gregory John Stangl, founder and CEO of Phoenix Energy, holds 33% of Phoenix Energy's outstanding voting shares and 100% of System Impact, LLC. As a result, Mr. Stangl currently holds approximately 67% beneficial voting control of BMEC, however as part of the BMEC transaction this will be reduced to under 20%.

Neither BMEC nor System Impact has issued formal membership units or established multiple classes of membership. Ownership rights and governance structures are governed by the respective Operating Agreements of each entity, and each member's ownership percentage reflects its proportionate governance and economic rights.

Planned Changes to Ownership Structure Prior to USDA Financial Close

Name	% Ownership	Notes

Phoenix Biomass Energy, Inc.	50%	Entity Member. Gregory Stangl owns less than 33% of Phoenix Energy.
System Impact, LLC	50%	Entity Member. Gregory Stangl ownership diluted to less than 20% total beneficial ownership in BMEC.

Prior to the closing of BMEC's USDA-backed construction loan, Gregory John Stangl's aggregate beneficial ownership in BMEC will be reduced to below 20%. This adjustment is being made to satisfy the BMEC USDA loan guarantee requirement and will be reflected in updated ownership tables and filings when finalized.

Risk Factors

The following risks may affect this investment:

- Uncertainty around BMEC's long-term ability to perform on execution of the 20-year Power Purchase Agreement (PPA) with Pacific Gas and Electric Company ("PG&E").
- Volatility in the biochar and carbon credit markets, especially the voluntary carbon credit markets.
- Increases in operating costs, including feedstock, labor, and maintenance.
- Currency fluctuations, particularly between the Euro and US Dollar, for any reason, including tariffs between the United States and European countries. (Approximately 25% of total project costs are denominated in Euros)
- Construction and permitting delays or cost overruns.
- Exposure to wildfire risk, which could delay or damage project infrastructure.
- Illiquidity of investment with no guaranteed secondary market or exit.
- Uncertainty regarding shifting federal policy regarding subsidies or tax credits, such as the Renewable Energy Investment Tax Credit within the Federal Inflation Reduction Act.
- Substantial use of long-term debt in the project capital structure which would be at risk from any material underperformance of BMEC's ability to generate cash.
- Investors purchasing securities in this offering will likely be minority shareholders, meaning they will have limited influence on company decisions. The company's founders and early investors currently control 100% of voting shares, allowing them to make strategic decisions without minority investor approval. Additionally, if the company raises further capital, existing shareholders may experience dilution of their ownership percentage.
- Purchasers of these securities may be subject to the following risks associated with corporate actions:

- o **Additional Issuances of Securities:** Future fundraising rounds could result in the issuance of new shares, diluting the percentage ownership of existing shareholders.
- o **Issuer Repurchases of Securities:** The company retains the right to repurchase shares at its discretion, which could impact shareholder liquidity.
- o **Sale of the Issuer or Assets:** If the company is acquired, investors may receive proceeds that are **less than their initial investment** depending on the terms of the transaction.
- o **Transactions with Related Parties:** The company has existing financial arrangements with directors and officers, which could present potential conflicts of interest.

Material Legal Proceedings

As of the date of this offering, Blue Mountain Energy Investors, Inc. ("BMEI") is not a party to any material legal proceedings. However, certain affiliated entities and individuals are involved in pending litigation, which the company discloses out of an abundance of caution:

- **Phoenix Biomass Energy, Inc.**, a co-owner of Blue Mountain Electric Company (BMEC)—in which BMEI is investing—is currently a defendant and cross-complainant in a civil action pending in Madera County Superior Court (Case No. MCV087914).
- The case involves claims of breach of contract, promissory fraud, and related allegations stemming from a failed investment in a separate infrastructure project known as North Fork Community Power, a similar project to BMEC.
- **Gregory John Stangl**, President of BMEI and CEO of Phoenix Energy, is named individually as a defendant in the litigation.
- BMEI is not a party to this litigation, and the matter does not involve Blue Mountain Electric Company, the target project for BMEI's investment.
- The Plaintiff in this case brought seven prior causes of action in this civil suit pertaining to Plaintiff's removal from North Fork for a failure to make contractual purchase payments for tax credits resulting from the project. All seven prior causes of action were dismissed, six of these were dismissed with prejudice. One of these causes of action has been refiled along with a new cause of action filing against all three owners and their managers and is currently in discovery.
  - o As such, Management believes the claims against the owners of North Fork Community Power and their managers, which includes Phoenix and Mr. Stangl, are without merit and that the litigation will not have a material adverse effect on BMEI or its investment objectives.

Financial Information

Upon a successful completion of this offering on FundingHope, investors' securities will be recorded in book-entry form. The issuer will maintain a record of securities ownership, and no physical stock certificates will be issued. Ownership details will be provided to investors through FundingHope and our designated transfer agent.

The financial statements for Blue Mountain Energy Investors, Inc. (the "Issuer") for the period from inception (January 22, 2025) through April 15, 2025 have been reviewed by an independent certified public accountant and are attached to this Form C filing.

The issuer has not previously sold securities in reliance on Regulation Crowdfunding. Accordingly, in compliance with Rule 201(t)(2) of Regulation Crowdfunding, reviewed financial statements and the CPA's signed review report have been provided.

The financial statements consist of:

- Balance Sheet as of April 15, 2025
- Income Statement for the period from January 22, 2025 to April 15, 2025
- Independent CPA Review Report

Investor Right to Cancel Investment

Investors can cancel their investment commitment at any time until 48 hours before the offering deadline through the FundingHope platform. If the target offering amount is met before the deadline, the issuer may choose to close the offering early, but investors will receive a five-business-day notice before the new deadline. In the event of a material change to the offering, investors will have the option to reconfirm or cancel their investment commitment. If an investor does not reconfirm, their commitment will be automatically canceled, and their funds will be returned.

Modifying Terms of the Securities

The terms of the common stock being offered may be modified in the future only through a shareholder vote in accordance with our corporate bylaws. The board of directors may, without shareholder approval, issue additional shares of common stock, which may dilute existing shareholders' ownership percentage. Additionally, the board may create and issue preferred stock with different voting or dividend rights, subject to corporate governance policies.

Related Party Transactions

BMEI will invest in BMEC, which is co-owned by Phoenix Energy and System Impact LLC. Gregory Stangl is CEO of Phoenix and President of BMEI. Thomas Perry is a strategic advisor to Phoenix and affiliated with System Impact. These relationships may constitute related party transactions.

Prior Fundraising

The issuer has not previously raised capital. No securities or convertible instruments have been issued.

The issuer has not previously raised capital. No securities or convertible instruments have been issued.

Blue Mountain Energy Investors, Inc. did not use any written communications or public advertising before filing Form C.

Transfer Restrictions and Exit

Shares may not be resold for one year unless through exemptions per Rule 501 of Reg CF. No public market exists. Investors should expect to hold their shares indefinitely. If BMEC is sold or refinanced, BMEI may elect to return proceeds to shareholders.

The principal shareholders, who currently own 100% of voting shares, have the ability to approve or block certain company actions, such as issuing new shares, approving mergers, or electing board members. This means that smaller shareholders, including those purchasing through this offering, may have limited influence over major company decisions.

Market Position and Macroeconomic Risks

BMEC operates in the renewable energy and forest resilience market. It competes with other clean energy and carbon removal projects. The project is aligned with state and federal wildfire and biomass reduction priorities, including a 2025 Presidential Executive Order on timber harvesting and bioenergy and Governor Newsom's wildfire emergency declarations. Macro risks include inflation, insurance, and interconnection delays.

Signatures

Issuer Representative: Thomas Perry
Title: Secretary & CFO
Date: May 02, 2025